



05036639

SECURITI_____SION

Washington, D.C. 20549

50 3/9/05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING RECEIVED

FEB 2 8 2005

WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 46579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/ 04_____ AND ENDING_____12/31/04_____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KANE & COMPANY, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 Wilshire Boulevard, Suite 1404
(No. and Street)

Los Angeles   **California**   **90024-0098**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael W. Kane   **(310) 208-1166**
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS

(Name – if individual. state last, first, middle name)

6700 E. Pacific Coast Highway, Suite 255   **Long Beach, California 90803**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 7 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Michael W. Kane__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Kane & Company, Inc.__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

DORA J. WESTCOTT
Commission # 1316459
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2005

_____
Signature

__Michael W. Kane, President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ **(o) Independent Auditor's Report on Internal Accounting Control**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

Goodrich, Goodyear & Hinds
An Accountancy Corporation

<u>INDEPENDENT AUDITORS' REPORT</u>

The Board of Directors
M. Kane & Company, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of M. Kane & Company, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of M. Kane & Company, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Goodrich, Goodyear & Hinds

Long Beach, California
January 14, 2005

-1-

M. KANE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents:		
Cash in bank (Notes 1 and 6)		$ 46,000
Money market funds (Note 2)		96,121
Total cash and cash equivalents		142,121
Receivables from customers, non-allowable		731
Prepaid income taxes		16,471
Prepaid insurance		3,389
CRD balance		1,450
Property and equipment (Note 1):		
Furniture and fixtures	$ 190,926	
Office equipment	208,059	
	398,985	
Accumulated depreciation	(277,413)	
Net property and equipment		121,572
Total assets		$ 285,734

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable		$ 15,748
Liabilities subordinated to claims of general creditors (Note 4)		350,000
Total liabilities		365,748
Commitments (Note 5)		-
Stockholder's equity:		
Common stock, no par value per share; authorized, issued and outstanding - 100 shares	$ 10,000	
Additional paid-in capital	366,389	
Retained earnings	(456,403)	
Total stockholder's equity		(80,014)
Total liabilities and stockholder's equity		$ 285,734

The accompanying notes are an integral part of this financial statement.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of fees for advisory services in connection with mergers and acquisitions as well as underwriting and consulting fees.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which is generally five years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Income Taxes

The Company elected S corporation status effective January 1, 1997. Earnings and losses after that date have been included in the personal income tax returns of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, with the exception of a 1-1/2% minimum California tax applied to the net income on all S-corporations.

(2) MONEY MARKET AND INVESTMENTS

Money market funds consist of mutual fund investments contained in an investment portfolio held by a banking institution where funds are swept into and out of the investment account from the checking account daily, as needed. All such funds are deemed cash equivalents as of December 31, 2004.

(3) PENSION PLAN

The Company sponsors a simplified employee pension plan (SEP) that covers all employees who have been full-time for three years or longer. For 2004, there was no contribution accrued.

(4) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The principal stockholder of the Company has advanced funds totalling $350,000 to the broker/dealer under two "subordinated loan agreements for equity capital." The first agreement was originally dated December 29, 1995, and approved by the National Association of Securities Dealers, Inc. effective as of that date. This agreement has been renewed and now matures on December 31, 2009, and provides for interest at 6.11%. The second agreement is dated September 30, 2002, and also matures on December 31, 2009, providing for interest at 3.75%. The interest for 2004 for both agreements amounted to $16,665. All unpaid interest, as of the end of the year, totaling $44,370 was reclassified to paid-in capital.

(5) COMMITMENTS

The Company leases office space under an operating lease expiring February 28, 2011. Minimum future rentals under this lease for each year and in the aggregate are approximately as follows:

Year Ended December 31	Amount
2005	$ 157,000
2006	164,000
2007	170,000
2008	177,000
2009	184,000
Thereafter	224,000
Total lease obligation	$ 1,076,000

(6) PROVISION FOR INCOME TAXES

As discussed in Note 1, the Company has elected S-corporation tax status effective as of January 1, 1997. Therefore, in the current year, only the minimum 1-1/2% California tax has been provided for. Since the Corporation had a loss for the year, the minimum California tax of $800 has been provided for.

(7) NET CAPITAL

The Company is subject to a $100,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2004, the net capital was $123,935 which exceeded the required minimum capital by $23,935 and the aggregate indebtedness to net capital ratio was .13 to 1.